Sollievo Pharmaceuticals, Inc



ANNUAL REPORT

32452 Spyglass Court

San Juan Capistrano, CA 92675-4021

(858) 243-0417

http://sollievopharm.com

This Annual Report is dated April 21, 2023.

BUSINESS

Sollievo Pharmaceuticals, Inc ("Sollievo Pharmaceuticals" or the "Company") is a C-Corporation organized under the laws of the state of California and is headquartered in the state of California. Sollievo Pharmaceuticals is a development-stage company in the pre-revenue development stage. The Company has one employee and leverages outside advisors, consultants, and contract development and manufacturing organizations to provide the necessary development functions. In addition, the Company intends to retain consulting Chief Financial Officer and Chief Medical Officer upon achieving additional funding of at least $2 million. The strategic advisors and CEO have over 100 years of pharmaceutical development, clinical, regulatory, and commercial experience.

The Company's objective is to modify existing drugs or formulations to enable them to address significant unmet medical needs. Our first product, Proviza, can potentially disrupt the $1.2 billion market for the emergency treatment of acute agitation and aggression. In addition, Proviza could be the first product designed to reduce the risk of injury to the hospital staff as the incidence of violence in healthcare continues to rise.

The Growing Problem

Violence in the emergency department (ED) is a national crisis. The increasing violence against hospital staff parallels growing societal problems of drug and alcohol abuse, dementia, and untreated mental illness. Injuries and assaults in the nation's emergency departments have become daily occurrences.

• Although healthcare only accounts for 11.5% of the labor force, it is responsible for 65% of all lost-time injuries

• 50% of emergency medicine doctors and 70% of emergency nurses report being assaulted

• 25% of psychiatric nurses report disabling injuries from patient assaults

Emergency Departments: A Dangerous Place to Work

Imagine every day going to work knowing you could be kicked, scratched, punched, or worse, receive a disabling injury. Unfortunately, that is the world of emergency medicine. Working in such a stressful environment has resulted in significant staff turnover and burnout, which places more burden on the remaining ED staff. As a result, hospitals spend billions of dollars each year to combat violence and its impact on their employees.

Unfortunately, most emergency departments still use the original 30-year-old sedative medications that have never been optimized for rapid, consistent delivery in agitated and violent patients. These medications can take 15 – 40 minutes to begin calming a violent patient. Every minute these patients are not tranquilized increases the risk of injury to the patient and the staff.

Emergency medicine physicians we surveyed agree that a major unmet need is a faster-acting consistent intramuscular sedative. Even decreasing the time of onset of sedation by five minutes would be game-changing.

Faster Sedation Begins with Consistent Drug Delivery

We believe the inertia of the pharmaceutical industry provides the opportunity for Sollievo Pharmaceuticals to uniquely address this crisis with the development of Proviza®, the fastestacting intramuscular benzodiazepine. In human trials, we have seen that the active drug in Proviza yielded a peak blood level 4 times faster than the market-leading sedative, lorazepam, with a 15-fold reduction in patient-to-patient variability. Furthermore, based on the clinical and animal data, the Company believes that the onset of sedation from its patent-pending formulation could be significantly less than 15 minutes. We believe that such a reduction in the onset of sedation and unparalleled consistency could make Proviza the product of choice for treating acute agitation and aggression.

The Market

In a third-party survey of emergency physicians, 76% said they would use Proviza when it became available. In addition, they would prescribe Proviza more than twice as much as the current market-leading product.

Potential Short Regulatory Approval Pathway

Because Proviza is a modification of an existing approved drug, the Company can use the safety and efficacy data already available, which shortens the FDA approval process. As a result, the Company believes Proviza could be approved for marketing in the U.S. by the end of 2025.

Anticipated Expansion of Product Opportunities

Geographical expansion- Proviza is targeted to be launched in the U.S., Germany, France, and the U.K. Following the successful launch, the Company intends to expand sales into the rest of Europe, Japan, Australia, and New Zealand.

Additional product indications – The Company intends to seek approval of Proviza for different treatment indications, such as seizures and acute panic. Increasing the number of approved indications leverages the existing product into additional markets.

Veterinary use - The results of animal studies have demonstrated that Proviza's rapid sedation and shorter duration in dogs could make it an ideal product to sedate dogs and cats undergoing routine procedures. The Company intends to seek a strategic partner in the veterinary space before the FDA approval of Proviza for human use.

Previous Offerings

Previous Offerings

None

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Comparison of Operating Results 2022-2021

For Fiscal Year Ending December, 2022 2021 Change Year-Over-Year
(USD $)

Net Revenue - - -
Cost of Goods - - -
Gross Profit - - -

Operating Expenses
General and Administrative 130,931 56,784 74,147
Research and Development 50,631 76,439 (25,808)
Total Operating Expenses (181,562) (133,223) (48,339)

Operating Income/(Loss) $(181,562) $(133,223) (48,339)

Interest Expense 57,997 56,256 1,741
Other Loss/(Income) - -
Income/(Loss) Before tax prov (239,558) (189,478) (50,080)
Provision/(Benefit) for Income Taxes - - -
-
Net Income/(Net Loss) $(239,558) $(189,478) (50,080)

Discussion:
During 2022, Sollievo Pharmaceuticals completed a Regulation CF offering of its common stock. The increase in the operating loss of $48,339 reflects the cost associated with the

preparation and marketing of the Reg CF, Facebook and other advertisements, and updates to the company website and presentations. In addition, intellectual property costs year-over-year increased from $8,147 in 2021 to $27,161 in 2022. These results were driven by outside IP counsel in support of two patent filings, patent searches, and replies to USPTO office actions. The company, as in previous years, did not pay salaries or bonus to the CEO, the only employee of the company.

How long can the business operate without revenue:

The Company believes it can begin generating revenue by the beginning of 2026. Between now and the launch of Proviza, the Company intends to raise $13 million. This estimate was revised down from $23 million by only using outside resources to commercialize the product and a significant decrease in clinical costs. The financing plan encompasses the strategy that less money is raised initially, and increasingly larger amounts are raised after a significant inflection point, resulting in a substantial increase in the Company's valuation. Such an approach is believed to provide the least dilution to early investors.

1. The Company believes the properties of Proviza are especially beneficial when treating obese patients compared to competitive drugs. Such advantages would be especially beneficial in treating acute agitation, seizures, and nerve-gas toxicity. To expand its funding sources, the Company is actively seeking additional investments to support the development of Proviza including government grants through the National Institutes of Health.

We believe filing the NDA could result in several opportunities to fund the launch of Proviza beyond our current planned equity raise. For example, a strategic partnership, or merger/acquisition, is possible, which may decrease the amount of money needed to fund activities beyond the submission of the NDA.

If Proviza is launched on the anticipated timeline, the Company believes it will be cash flow positive within the first year of sales.

Foreseeable major expenses based on projections:

Major expenses prior to the launch of Proviza between 2022 and approval of the New Drug Application with the FDA

Development $650K
Scale-up $3,350K
Preclinical $935K
Clinical/Reg $1,320K
Consultants $1,125K
Salaries/Corp $741K

*These figures are based on the Company's financial model and are representative of the cumulative totals for each expense through the 2025 fiscal year. The Company's financial model is based on experience, proposed vendor estimates, and knowledge of the timing and regulatory process.

Future operational challenges:

Operational challenges consist of the availability of contract resources when needed, the time required to manufacture three production batches and achieve one year of stability prior to filing the NDA, and the length of the FDA review time.

Future challenges related to capital resources:

Achieving the proposed timeline will necessitate raising a total of $8 million. If the subsequent financing rounds, beyond REG CF, falter, then the company would have to scale back and delay commercialization until funds became available.

Future milestones and events:

Achieving a fundraises of at least $5.2 M to complete the clinical trial provides an inflection point for the company in the Company's valuation as superiority of the product over the parent drug diazepam is demonstrated.

Filing of the NDA - This will occur immediately following the completion of the clinical study and will further increase the possibility of entering acquisition or partnering negotiations.

Approval of the NDA - Provides the company with a major inflection point. The acquisition price will now increase without milestone-based payments. Additionally, the company can consider whether it is best to launch the product and demonstrate market uptake for one to two years to drive the acquisition price substantially higher.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $89.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Contract resources responsible for drug manufacturing, regulatory, and product development

Amount Owed: $ $682,993

Interest Rate: 0.0%

Maturity Date: December 31, 2022

Creditor: Loans to cover expenses since January 2022

Amount Owed: $111,000.00

Interest Rate: 8.0%

The amount of the debt plus interest will be repaid as the company raises funds and is not tied to a specific date.

Creditor: Convertible notes to founder

Amount Owed: $1,335,952.00

Interest Rate: 5.0%

Automatic conversion of upon closing of a Qualified Financing (Series A or equivalent) of at least $2,000,000, with a discount to the share price of 15%

Creditor: Convertible note

Amount Owed: $30,880.82

Interest Rate: 6.0%

Maturity Date: January 11, 2023

Automatic conversion upon closing of Qualified Financing (Series A or equivalent) of at least $1,000,000, with a 10% discount to the share price.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Robert Schultz

Robert Schultz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President and CEO

Dates of Service: February, 2018 - Present

Responsibilities: To lead a virtual company so that its first product can be developed and commercialized, or provide a suitably profitable exit for shareholders. Since its inception, Schultz has not received a salary, however, it is anticipated that upon closing of an additional financing a salary will be considered. Currently, Schultz owns 100% of the outstanding company shares.

Position: Director

Dates of Service: February, 2018 - Present

Responsibilities: Provide the company with strategic direction and oversight as required by the laws of California.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Robert Schultz
Amount and nature of Beneficial ownership: 10,000,000
Percent of class: 99.8

Title of class: Convertible Note
Stockholder Name: Robert Schultz
Amount and nature of Beneficial ownership: 560,322
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Robert K. Schultz

Relationship to Company: Officer

Nature / amount of interest in the transaction: From April 1, 2018, through April 1, 2023, the Company issued twenty promissory notes to the founder and the major shareholder, Robert K. Schultz in the aggregate amount of $1,159,936

Material Terms: The notes bear an interest rate of 5% per annum and a maturity date of September 21, 2025. As of December 31, 2022, and December 31, 2021, the outstanding balance of this note is $$1,159,936
and $1,117,474, respectively and the entire amount has been classified as a non-current liability

OUR SECURITIES

The company has authorized Common Stock, Convertible Promissory Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 10,000,000 outstanding.

Voting Rights

Votes proportional to the number of shares owned.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Promissory Note

The security will convert into Preferred and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $30,383
Maturity Date: September 01, 2025
Interest Rate: 6.0%
Discount Rate: 10.0%

Valuation Cap: None

Conversion Trigger: a qualified financing of $1 million

Material Rights

(a) Corporate Transaction. In the event of a Corporate Transaction prior to full payment of a Note or prior to the time when a Note may otherwise be converted (as provided herein), in lieu of any other amounts otherwise due or payable, an amount equal to one and one-half (1.5) times the then outstanding principal due on such Note plus accrued interest shall be due and payable in full prior to the closing of the Corporate Transaction.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,335,952.00
Maturity Date: September 21, 2023
Interest Rate: 5.0%
Discount Rate: 15.0%

Valuation Cap: None

Conversion Trigger: Qualified financing of at least $2M

Material Rights

Automatic Conversion upon a qualified financing of at least $2 million 15% discount to conversion price 5% interest APR 7 yr term (September 21, 2025)

Please fill out the following statement about your securities:

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock

offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the pharmaceutical industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing to raise additional capital to complete the development and commercialization of our product. If we cannot raise additional equity capital, we will need to modify our growth plans or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activity, the unavailability of additional equity capital could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current capital equity raises are dependent on variants of one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. We may never have an operational product or service It is possible that Proviza may never be approved by the FDA, or that the FDA requirements change to render the development of Proviza too long and costly to continue. Or that the product may never be used or adopted by doctors or hospital formularies. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured proof-of-concept supplies for Proviza. Delays or cost overruns in the development of Proviza and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, and regulatory hurdles. Any of these events could materially and adversely affect our ability to bring Proviza to the market. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption of reasonable product uptake and gain of market share. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market. They may have much better financial means and marketing/sales and human resources than us. Once our product niche becomes successful, they may succeed in developing and marketing competing equivalent, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Sollievo Pharmaceuticals, Inc. was formed on February 23, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Sollievo Pharmaceuticals has incurred a net loss and has generated revenues since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Proviza is a good idea, that the team will be able to successfully market, and sell the product, and that we can price it right and sell enough to hospitals so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns two patent applications, one trademark, and two trade secrets. There is no guarantee that the patent applications will be granted, or granted with sufficient protection of our product. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents are deemed unenforceable, this could impact the ability of the Company to enter into sublicenses, pursue potential mergers, or be acquired by another pharmaceutical company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell Proviza is dependent on outside government regulators such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the approval and marketing of Proviza may be subject to change and if they do then the selling Proviza may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell Proviza and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Avizafone is off-patent The patents and the patent applications that we have covering Proviza are limited to specific injectable formulations, processes, and uses may be limited by the lack of patent protection for the active ingredient itself and other formulations and delivery technology and systems that may be developed by competitors Regulatory Approval Process Delays and limitations The regulatory clearance process may result in substantial unexpected delays and additional costs. In addition, other unforeseen factors and limitations on the use of Proviza may impact our ability to commercialize our product to its full extent. Reliance on Contract Development and Manufacturing Organizations The company will develop and commercialize Proviza in collaboration with contract developers and manufacturing organizations. The availability of these resources and scheduling of manufacturing may involve unanticipated delays and expenses. These unexpected delays and costs may prevent the company from filing its NDA on the anticipated timeline. Delays and Limitations of the Regulatory Approval Process The regulatory clearance process may result in substantial delays, unexpected or additional costs, and other unforeseen factors and limitations on the types and uses of Proviza that could limit our ability to commercialize Proviza to its full extent.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 21, 2023.

Sollievo Pharmaceuticals, Inc

By /s/ *Robert K. Schultz*

Name: **Sollievo Pharmaceuticals, Inc.**

Title: **Chief Executive Officer**

Exhibit A

FINANCIAL STATEMENTS

I, Robert K. Schultz, the Principal Executive Officer of Sollievo Pharmaceuticals, Inc., hereby certify that the financial statements of Sollievo Pharmaceuticals, Inc. and notes thereto for the periods ending December 31, 2022, and December 31, 2021, included in this Form C-AR offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Sollievo Pharmaceuticals has not yet filed its federal tax return for 2022.

For the year 2021, the amounts reported on our tax returns were a total income of $ 0.00, a taxable income of $ 0.00, and a total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 20th day of April 2023

_____

Signature

Chief Executive Officer
_____

Title

April 20, 2023
_____

Date

SOLLIEVO PHARMACEUTICALS, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $)				
ASSETS				
Current Assets:				
Cash and Cash Equivalents	$	89	$	153
Total Current Assets		89		153
Total Assets	$	**89**	$	**153**
Liabilities and Stockholders Equity				
Current Liabilities				
Accounts Payable	$	682,993	$	711,631
Current Portion of Convertible Notes		-		25,000
Shareholder Loan		47,619		35,593
Total Current Liabilities		730,612		772,225
Convertible Notes		1,184,937		1,117,474
Accrued Interest on Convertible Notes		181,896		135,416
Notes Payable upon $2M Financing		111,000		-
Accrued Interest on New Notes		-		-
Total Liabilities		**2,208,445**		**2,025,115**
STOCKHOLDERS EQUITY				
Common Stock		40,714		1,000
Retarined Earnings/(Accumulated Deficit)		(2,206,524)		(2,024,962)
Total Stockholders' Equity		**(2,165,810)**		**(2,023,962)**
Total Liabilities and Stockholder's Equity	$	**89**	$	**153**

SOLLIEVO PHARMACEUTICALS, INC.
STATEMENT OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ending December,	2022	2021
(USD $)		
Net Revenue	$ -	$ -
Cost of Goods	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	130,931	56,784
Research and Development	50,631	76,439
Total Operating Expenses	(181,562)	(133,223)
Operating Income/(Loss)	$ (181,562)	$ (133,223)
Interest Expense	57,997	56,256
Other Loss/(Income)	-	-
Income/(Loss) Before Income Tax Provision	(239,558)	(189,478)
Provision/(Benefit) for Income Taxes	-	-
Net Income/(Net Loss)	$ (239,558)	$ (189,478)

SOLLIEVO PHARMACEUTICALS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED

USD $	Common Stock		Retained Earning/ (Accumulated Deficit)		Total Shareholder Equity	
	Shares	Amount				
Balance - December 31, 2020	10,000	1,000	$	(1,836,483)	$	(1,835,483)
Net Income/(Loss)				(189,478)		(189,478)
Balance - December 31, 2021	10,000	1,000	$	(2,025,962)	$	(2,024,962)
Net Income/(Loss)				(189,478)		(189,478)
Balance - December 31, 2022[†]	10,020,357	40,714	$	(2,165,524)	$	(2,124,810)

[†]Reflects 1000:1 stock split prior to launching Reg CF campaign

SOLLIEVO PHARMACEUTICALS, INC.
STATEMENT OF CASH FLOWS
(UNAUDITED

For Fiscal Year Ending December 31,		2022	2021
USD $			
CASH FLOW FROM OPERATING ACTIVITES			
Net Income/(Loss)	$	(239,558)	(189,478)
Changes in Operating Assets and Liabilities			
Accounts Payable		(28,638)	55,811
Accrued Interest on Convertible Notes		57,997	56,256
Net Cash Provided/(used) by Operating Activities	$	(210,200)	(77,412)
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of Property and Equipment		-	-
Net cash provided/Used from Investing Activities		-	-
Cash Flow from Financing Activities			
Borrowing on Convertible Notes		28,271	40,815
Borrowing on Shareholder Loan		47,619	35,593
Notes Payable upon $2M Financing		111,000	-
Regulation CF		23,031	-
Net Cash Provided/(Used) by Financing Activities		**209,922**	**76,408**
Change in Cash		(64)	(1,004)
Cash - Beginning of the year		153	1,157
Cash - End of the year	$	**89** $	**153**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash Paid During the Year for Interest		-	-
Cash Paid During the Year for Taxes			
OTHER NONCASH INVESTING & FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of Property and Equipment but not Paid		-	-
Issuance of equity in Return for Note		-	-
Issuance of equity in Return for Payroll or Other Liabilities		-	-

NOTE 1 – NATURE OF OPERATIONS

SOLLIEVO PHARMACEUTICALS, INC. was formed on [February 23, 2018 ("Inception") in the State of California. The financial statements of SOLLIEVO PHARMACEUTICALS, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in San Juan Capistrano, California.

The Company's objective is to modify existing drugs or formulations to enable them to address significant unmet medical needs. Our first product, Proviza®, can potentially disrupt the $1.2 billion market for emergency treatment of acute agitation and aggression. In addition, Proviza could be the first product designed to reduce the risk of injury to the hospital staff as the incidence of violence in healthcare continues to rise.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met; Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer; the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or a service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The company will earn revenues from selling its drug products.

Research and Development Costs
Costs incurred in the research and development of the Company's products are expensed as incurred.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state, and local income tax examinations by tax authorities for the prior three years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Convertible Note(s)

Below are the details of the convertible notes:

Noteholder	Principal Amount	Interest	Borrowing Period	Maturity Date	For the year ending December 31, 2022					For the year ending December 31, 2022				
					Interest Expense	Accrued Interest	Current Position	Non-Current Possition	Total Indebtedness	Interest Expense	Accrued Interest	Current Position	Non-Current Possition	Total Indebtedness
Convertible Note: Robert C. Busch	$ 25,000	6%	1/30/2019	9/21/2023	$ 1,500	$ 5,959		$ 25,000	$ 30,959	$ 1,500	$ 4,459		$ 25,000	$ 29,459
Convertible Note: Robert K. Schultz	$ 23,756	5%	4/1/2018	9/21/2023	$ 1,188	$ 5,646		$ 22,394	$ 28,040	$ 1,188	$ 4,458		$ 23,756	$ 28,214
Convertible Note: Robert K. Schultz	$ 6,845	5%	7/1/2018	9/21/2023	$ 342	$ 1,542		$ 5,285	$ 6,827	$ 342	$ 1,199		$ 6,845	$ 8,044
Convertible Note: Robert K. Schultz	$ 18,435	5%	10/1/2018	9/21/2023	$ 922	$ 3,919		$ 17,145	$ 21,064	$ 922	$ 2,998		$ 18,435	$ 21,433
Convertible Note: Robert K. Schultz	$ 83,027	5%	1/1/2019	9/21/2023	$ 4,151	$ 20,756		$ 93,063	$ 113,819	$ 4,151	$ 16,605		$ 83,027	$ 99,632
Convertible Note: Robert K. Schultz	$ 101,784	5%	4/1/2019	9/21/2023	$ 5,089	$ 19,102		$ 103,555	$ 122,657	$ 5,089	$ 14,013		$ 101,784	$ 115,797
Convertible Note: Robert K. Schultz	$ 79,593	5%	7/1/2019	9/21/2023	$ 3,980	$ 13,945		$ 79,593	$ 93,538	$ 3,980	$ 9,965		$ 79,593	$ 89,558
Convertible Note: Robert K. Schultz	$ 139,400	5%	10/1/2019	9/21/2023	$ 6,970	$ 22,667		$ 139,400	$ 162,067	$ 6,970	$ 15,697		$ 139,400	$ 155,097
Convertible Note: Robert K. Schultz	$ 190,889	5%	1/1/2020	9/21/2023	$ 9,544	$ 38,177		$ 197,748	$ 235,925	$ 9,544	$ 28,633		$ 190,889	$ 219,522
Convertible Note: Robert K. Schultz	$ 156,271	5%	4/1/2020	9/21/2023	$ 7,814	$ 21,493		$ 319,143	$ 340,635	$ 7,814	$ 13,679		$ 156,271	$ 169,950
Convertible Note: Robert K. Schultz	$ 162,371	5%	7/1/2020	9/21/2023	$ 8,119	$ 22,332		$ 88,772	$ 111,104	$ 8,119	$ 14,213		$ 162,371	$ 176,584
Convertible Note: Robert K. Schultz	$ 87,872	5%	10/11/2020	9/21/2023	$ 4,394	$ 10,990		$ 17,715	$ 28,705	$ 4,394	$ 6,596		$ 87,872	$ 94,468
Convertible Note: Robert K. Schultz	$ 17,715	5%	1/1/2021	9/21/2023	$ 886	$ 1,993		$ 8,701	$ 10,694	$ 886	$ 1,107		$ 17,715	$ 18,822
Convertible Note: Robert K. Schultz	$ 8,701	5%	4/4/2021	9/21/2023	$ 435	$ 1,305		$ 12,424	$ 13,729	$ 435	$ 870		$ 8,701	$ 9,571
Convertible Note: Robert K. Schultz	$ 12,424	5%	7/1/2021	9/21/2023	$ 621	$ 1,082		$ 14,840	$ 15,922	$ 461	$ 461		$ 12,424	$ 12,885
Convertible Note: Robert K. Schultz	$ 15,870	5%	10/1/2021	9/21/2023	$ 794	$ 858		$ 5,125	$ 5,982	$ 64	$ 64		$ 15,870	$ 15,934
Convertible Note: Robert K. Schultz	$ 5,125	5%	1/1/2022	9/21/2023	$ 256	$ 256		$ 7,396	$ 7,652	$ -	$ -		$ 5,125	$ 5,125
Convertible Note: Robert K. Schultz	$ 7,396	5%	4/1/2022	9/21/2023	$ 370	$ 370		$ 5,477	$ 5,847					
Convertible Note: Robert K. Schultz	$ 11,944	5%	7/1/2022	9/21/2023	$ 597	$ 597		$ 11,944	$ 12,541					
Convertible Note: Robert K. Schultz	$ 10,217	5%	10/1/2022	9/21/2023	$ 511	$ 511		$ 10,217	$ 10,728					
Convertible Note: Robert K. Schultz	$ -	5%	1/1/2023	9/21/2023	$ -	$ -		$ -	$ -					
					$ 58,482	$ 193,499		$ 1,184,937	$ 1,378,435	$ 55,858	$ 135,017		$ 1,135,078	$ 1,270,095

The convertible notes are convertible in Preferred Stock at a conversion price. The conversion price is defined as 85% of the price paid for the Preferred Stock by the other investors. Since the conversion feature is convertible into variable number of shares and does not have a fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 20,000,000 shares of our common stock with par value of $0.001. As of December 31, 2022, the company has issued 10,024,307 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

From April 1, 2018, through December 31, 2022, the Company issued twenty-two promissory notes to the founder and manor shareholder, Robert K. Schultz and has an aggregate amount of $1,159,936.56 and a maturity date of September 2023. The notes bear an interest rate of 5% per annum. As of December 31 2022, and December 31, 2021, the outstanding balance of this note is $1,335,952 and $1,278,519, respectively, and the entire amount has been classified as non-current liability.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through April 21, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

     I, Robert K. Schultz, Principal Executive Officer of Sollievo Pharmaceuticals, Inc, hereby certify that the financial statements of Sollievo Pharmaceuticals, Inc included in this Report are true and complete in all material respects.

Robert K. Schultz

Chief Executive Officer